ELLENOFF GROSSMAN & SCHOLE LLP
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VIA EDGAR TRANSMISSION

March 23, 2010

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
Mail Stop 3561
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	SOKO Fitness & Spa Group, Inc.
Amendment No. 6 to Form S-1
Filed February 2, 2010
File No. 333-151563

Dear Mr. Owings:

On behalf of SOKO Fitness & Spa Group, Inc. (the “Company”), we hereby submit for review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), via EDGAR transmission, Amendment No. 7 (“Amendment No. 7”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”).  Amendment No. 7 is being sent in response to the Staff’s comments to the Registration Statement which was filed with the Commission on February 2, 2010.  The Staff’s comments are set forth in a letter dated February 23, 2010 (the “Comment Letter”).  The Company has also made additional updating changes in the Registration Statement in a manner consistent with the Staff’s comments. The staff is advised certain of the selling stockholders have sold a small portion of their share under Rule 144 and, as a result, the shares being registered has been reduced. This has been reflected in a reused fee table and elsewhere in the Registration Statement.

This response letter follows two other response letters submitted to the Staff, dated March 10, 2010 and March 17, 2010, respectively (the “Interim Response Letters”), which addressed certain accounting comments raised in the Comment Letter.  It is our understanding based on conversations with the Staff that such comments have been addressed to the Staff’s satisfaction.  We are therefore now submitting the entire Amendment No. 7 for the Staff’s review.

For the Staff’s convenience, we have recited each of the Staff’s comments in bold type and provided the Company’s response to each comment immediately thereafter.  In addition to the Company’s filing Amendment No. 7 via EDGAR, we will be delivering to the Staff 3 hard copies of Amendment No. 7, marked to show changes to Amendment No. 6.

Amendment No.6 to Registration Statement on Form S-1

General

1.
We reviewed Exhibit 21.1 to your registration statement, the revised table on page 2 and your revised disclosure under the heading “Capital Expenditures” on page 43 describing the equity transfer agreement executed on December 1, 2009 by Mege Union relating to the acquisition of 51% of the equity interest in two fitness clubs in suburban Beijing for RMB 10 million (approximately U.S. $1.5 million) (the “Beijing acquisition”).  It does not appear that your registration statement has been updated throughout to give effect to the Beijing acquisition.  By way of example only, we note the following:

 Mr. H. Christopher Owings
March 23, 2010

•
On page 1 in the second paragraph under the heading “Business,” on pages 28 and 49 in the first paragraph under the heading “Our Business” and on page 31 in the third paragraph under the heading “Plan of Operation,” you reference your “three” fitness centers, although it appears you now have five fitness centers;

•
On page 1 in the third paragraph under the heading “Background and Organization,” on page 30 in the first paragraph under the heading “Plan of Operation,” and on page 49 in the first paragraph under the heading “Overview,” you refer to “three majority (51%) owned operating subsidiaries,” although Exhibit 21.1 lists four such subsidiaries after giving effect the Beijing acquisition;

•
On page 29 in the fourth paragraph under the heading “Our Business,” you state that you “currently operate one fitness center in Harbin (with about 8,000 members) and two fitness centers in Shenyang (with an aggregate of about 5,000 members)” but you have not revised this disclosure to address your new fitness centers in suburban Beijing;

•
On page 31 in the fifth paragraph under the heading “Plan of Operation,” you disclose the types of memberships for your initial three fitness clubs but you have not revised this disclosure to address your new fitness centers in suburban Beijing; and

•
On page 32 in the third paragraph, you disclose information regarding the amortization of your membership fees for your initial three fitness clubs but you have not revised this disclosure to address your new fitness centers in suburban Beijing.

These are only examples.  Please update your prospectus, as appropriate, to reflect the Beijing acquisition.  In this regard, please also confirm to us that when data in your prospectus speaks as of the date of the prospectus, you have updated this data to reflect the Beijing acquisition.  Please also file the equity transfer agreement related to this acquisition as an exhibit to your registration statement or tell us why it is not appropriate to do so.

The Company has updated the Registration Statement in accordance with the Staff’s comments and hereby confirms that all data appearing in Amendment No. 7 will appropriately reflect the Beijing acquisition.  Please see the Company’s March 10, 2010 Interim Response Letter for the Company’s full response to the Staff’s comment.

Management's Discussion and Analysis of Financial Condition and Results . . . page 28

Our Business, page 28

2.
We reviewed your response to comment six in our letter dated December 17, 2009 and reissue this comment in part.  Since it appears that you expect significant increases in your operating expenses related to your growth and expansion plans, it seems appropriate to discuss this as a known trend at the outset of this section with appropriate cross-references to the more detailed discussion in your liquidity and capital resources setting forth your anticipated costs and how you intend to finance them, especially considering you have provided disclosure regarding your expected revenues as a result of your growth and expansion plans. Please revise or advise.

The Company has revised the Registration Statement in accordance with the Staff’s comment and addressed the significant increases in operating expenses related to the growth and expansion plans as a known trend at the outset of the “Our Business” section with cross references to the more detailed discussion in other sections.

Mr. H. Christopher Owings
March 23, 2010

Results of Operation, page 35

Net Income attributable to SOKO Fitness & Spa Group, Inc., page 36

3.
It appears that net income attributable to SOKO Fitness & Spa Group, Inc. for the three months ended November 30, 2009 increased by approximately $1.5 million to $3.2 million as compared to $1.7 million for the same period of the previous year.  Your current disclosure appears to have reversed these amounts. Please revise or advise.

The Company has revised the Registration Statement to address the Staff’s comment.

Liquidity and Capital Resources, page 40

4.
It appears that cash flows for the six months ended November 30, 2009 disclosed in the table of cash flows on page 40 differ from the amounts disclosed in the consolidated statements of cash flows on page F-6 and that the increase in net income in your discussion of net cash provided by operating activities is improperly computed.  Please revise or advise.

The Company has revised the Registration Statement to address the Staff’s comment.

Director Compensation, page 58

5.
We reviewed your response to comment seven in our letter dated December 17, 2009.  Please revise your disclosure under this heading to disclose, as you have in your response, the period used to determine the volume weighted average price that you used as an exercise price for the options granted to Mr. Kory.

The Company has revised the Registration Statement to address the Staff’s comment.

Financial Statements, page F-1

6.	Please disclose changes in the separate accounts comprising stockholders’ equity for the six months ended November 30, 2009. Refer to FASB ASC 505-10-50-2 and 810-10-50-1A.

Please see the Company’s Interim Response Letter, dated March 10, 2010.

Mr. H. Christopher Owings
March 23, 2010

7.
Please revise the consolidated statements of income on pages F-4 and F-27 to disclose the amounts of consolidated comprehensive income and amount of comprehensive income allocated to parent and the non-controlling interest for each period.  Refer to FASB ASC 810-10-50-1 A.

The Company has revised the consolidated statements of income to disclose the amount of comprehensive income allocated to the Company and the non-controlling interest for each period in accordance with the Staff’s comment.

Notes to Condensed Consolidated Financial Statements, page F-5

Note 1- Basis of Presentation, page F-5

8.
Please revise to state that the condensed consolidated balance sheet information as of May 31, 2009, as opposed to November 30, 2009, was derived from the audited consolidated financial statements included in your Annual Report on Form 10-K/A for the year ended May 31, 2009.

The Company has revised the Registration Statement to address the Staff’s comment.

Note 20 - Subsequent Event, page 20

9.
Please provide us with your calculations to determine whether the acquisition of Beijing Natural Beauty Fitness Services, Ltd. met any of the conditions in paragraph (b) of Rule 8-04 of Regulation S-X.  If any of the conditions in paragraph (b) of Rule 8-04 of Regulation S-X exceeds 20% please provide the financial statements of Beijing Natural Beauty Fitness Services, Ltd. for the periods specified in paragraph (c) of the rule and the pro forma financial information required by Rule 8-05 of Regulation S-X.

Please see the Company’s Interim Response Letters, dated March 10, 2010 and March 17, 2010.

10.
Please provide the disclosures required by FASB ASC 805-10-50-2, 805-20-50-1 and 805-30-50-1 and/or describe which disclosures could not be made because the initial accounting for the acquisition of Beijing Natural Beauty Fitness Services, Ltd. was incomplete at the time the financial statements were issued or available to be issued and the reason why the disclosures could not be made.

Please see the Company’s Interim Response Letter, dated March 10, 2010.

Amendment No.1 to Form 10-K for Fiscal Year Ended May 31, 2009

Exhibits 32.1 and 32.2

11.	Please revise to refer to the Annual Report on Form 10-K/A for the year ended May 31, 2009. Refer to Exchange Act Rule 12b-15 for guidance regarding amendments.

The Staff is advised that on February 24, 2010, the Company filed an exhibit amendment to the referenced Form 10-K/A in order to include appropriate changes.

Mr. H. Christopher Owings
March 23, 2010

We thank the Staff in advance for its consideration of Amendment No. 7.  If the Staff has any questions or would like additional information, please contact the undersigned or my partner Barry I. Grossman at (212) 370-1300.  We look forward to working with you to resolve any remaining questions the Staff may have and to clearing the Registration Statement soon.

Very truly yours,

/s/ Lawrence A. Rosenbloom
Lawrence A. Rosenbloom

cc:           Mr. Tong Liu, Chief Executive Officer
Friedman LLP